SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

SWK Holdings Corporation

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

78501P203

(CUSIP Number)

J. Carlo Cannell

Cannell Capital LLC

245 Meriwether Circle

Alta, WY 83414

(307) 733-2284

(Name, Address and Telephone Number of Person

to Receive Notices and Communications)

June 22, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note.             Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 8 Pages)

______________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

CUSIP No. 78501P203	Page 2 of 8 Pages
1	NAME OF REPORTING PERSON Cannell Capital LLC I.R.S. Identification Nos. of above persons (entities only) 94-3366999
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC/OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) ☐ or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER* 968,099
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER* 968,099
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 968,099
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (see instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 7.56%*
14	TYPE OF REPORTING PERSON IA

* Based on information set forth on the 10-Q of SWKH Holdings Corporation, (the “Company”, “Registrant”, or “SWKH”) as filed with the Securities and Exchange Commission on May 17, 2021, there were 12,795,554 shares of Class A Common Stock par value $0.001 per share (the “Shares”), of the Company issued and outstanding as of May 10, 2021.

   As of June 22, 2021 (the “Reporting Date”), Tristan Partners, L.P. (“Tristan”), the Tristan Offshore Fund Ltd. (“Tristan Offshore”), Tonga Partners, L.P. (“Tonga”), and certain separately-managed accounts (“Cannell SMAs”) over which J. Carlo Cannell has investment discretion (Tonga, Tristan, Tristan Offshore, and the Cannell SMAs, the “Investment Vehicles”), held in the aggregate 968,099 Shares.

CUSIP No. 78501P203	Page 3 of 8 Pages
1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only) J. Carlo Cannell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC/OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) ☐ or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER* 968,099
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER* 968,099
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 968,099
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (see instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 7.56%*
14	TYPE OF REPORTING PERSON IN

* Based on information set forth on the Form 10-Q of Company as filed with the Securities and Exchange Commission on May 17, 2021, there were 12,795,554 shares of Class A Common Stock par value $0.001 per Share of Company issued and outstanding as of May 10, 2021.

   As of Reporting Date the Investment Vehicles held in the aggregate 968,099 Shares.

CUSIP No. 78501P203	Page 4 of 8 Pages

   Cannell Capital LLC acts as the investment adviser to to Tonga, Tristan, Tristan Offshore, and the Cannell SMAs. Mr. J. Carlo Cannell is the sole managing member of Cannell Capital LLC. The Reporting Person possesses the sole power to vote and to direct the disposition of the Shares held by the Investment Vehicles.

Item 1. Security and Issuer
The title of the class of equity securities to which this Schedule 13D relates is the Common Stock par value $0.001 per share of SWK Holdings Corporation, a Delaware corporation.
The address of the principal executive offices of the Company is 14755 Preston Road, Suite 105, Dallas, TX 75254.
Item 2. Identity and Background
a)

The name of the Reporting Person is J. Carlo Cannell (the “Reporting Person”).

The Reporting Person is the sole managing member of Cannell Capital LLC and investment adviser to the following entities:

Tonga Partners, L.P.

Tristan Partners, L.P.

Tristan Offshore Fund, Ltd.

Cannell SMAs

Set forth in the attached Annex "A" and incorporated herein by reference is a listing of the directors, general partners, managing members and controlling persons of the Reporting Person and the Investment Vehicles (collectively, the “Covered Persons”), and sets forth the principal occupation, citizenship and principal place of business of each Covered Person.

b)	The principal business address of the Reporting Person is: 245 Meriwether Circle Alta, WY 83414
c)	The principal business of the Reporting Person is the performance of investment management and advisory services. The principal business of the Investment Vehicles is investment in securities.
d)

Neither the Reporting Person, nor to the best of its knowledge, any of the Investment Vehicles, has, in the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

e)

Neither the Reporting Person, nor to the best of its knowledge, any of the Investment Vehicles, has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

f)

The place of organization of the Reporting Person is as follows:

The citizenship of each Covered Person is set forth on the attached Annex A and incorporated herein by reference.

Mr. J. Carlo Cannell is the Managing Member of Cannell Capital LLC, a Wyoming limited liability company.

Item 3. Source and Amount of Funds or Other Consideration

The securities to which this statement relates were acquired by the Reporting Person using the working capital of each Investment Vehicle as follows:

Tonga Partners, L.P.: $2,759,338

Cannell SMAs: $1,904,821

Tristan Partners, L.P.: $5,358,816

Tristan Offshore Fund, Ltd.: $2,447,210

The Investment Vehicles have invested an aggregate amount of approximately $12,470,185 in the Shares.

CUSIP No. 78501P203	Page 5 of 8 Pages

Item 4. Purpose of Transaction

Mr. Cannell, on behalf of the Investment Vehicles, identified the Company as an entity satisfying each Investment Vehicle’s investment criteria. The Investment Vehicles acquired and continue to hold the Shares as a long-term investment.

Mr. Cannell files this Amended Schedule to disclose recent transactions in the Shares.

Mr. Cannell reserves the right to discuss various views and opinions with respect to the Company and its business plans with the Company or the members of its senior management. The discussion of such views and opinions may extend from ordinary day-to-day business operations to matters such as nominees for representation on the Company’s board of directors, senior management decisions and extraordinary business transactions. Mr. Cannell reserves the right to take such action as he may deem necessary from time to time to seek to maximize the value of the Shares. Such actions may include, but may not necessarily be limited to, pursuit of strategic initiatives to enhance shareholder value.

Mr. Cannell reserves the right to engage in any of the actions specified in Items 4(a) through 4(j) of the Schedule 13D general instructions.

Except as set forth above, Mr. Cannell has no present plans or proposals that relate to or would result in any of the transactions described in Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

Based on information set forth in the Company's Form 10-Q as filed with the Securities and Exchange Commission on May 17, 2021, there were 12,795,554 Common Shares issued and outstanding as of May 10, 2021.

(a)  As of the Reporting Date, for the purposes of Reg. Section 240.13d-3, Cannell Capital LLC may be deemed to beneficially own 968,099 Shares, or approximately 7.56% of the Shares deemed issued and outstanding as of the Reporting Date.

(b)  Cannell Capital LLC possesses the sole power to vote and to direct the disposition of the Shares held by the Investment Vehicles.

(c)  The following table details the transactions during the sixty days on or prior to the Reporting Date in Shares, or securities convertible into, exercisable for or exchangeable for Shares, by Cannell Capital LLC or any other person or entity controlled by him or any person or entity for which he possesses voting or investment control over the securities thereof (each of which was effected in an ordinary brokerage transaction by Cannell Capital LLC on behalf of the Investment Vehicles).

Entity	Date	Quantity	Price Per Share	Form Of Transaction

SMAs	06/08/2021	1,723	16.3459	Buy
Tonga	06/08/2021	4,273	16.3459	Buy
Tristan Offshore	06/08/2021	2,703	16.3459	Buy
Tristan	06/08/2021	6,340	16.3459	Buy
SMAs	06/09/2021	314	16.6574	Buy
Tonga	06/09/2021	779	16.6574	Buy
Tristan Offshore	06/09/2021	493	16.6574	Buy
Tristan	06/09/2021	1,157	16.6574	Buy
SMAs	06/10/2021	151	16.7107	Buy
Tonga	06/10/2021	376	16.7107	Buy
Tristan Offshore	06/10/2021	238	16.7107	Buy
Tristan	06/10/2021	557	16.7107	Buy
SMAs	06/11/2021	1,347	16.9677	Buy
Tonga	06/11/2021	3,342	16.9677	Buy
Tristan Offshore	06/11/2021	2,114	16.9677	Buy
Tristan	06/11/2021	4,960	16.9677	Buy
SMAs	06/11/2021	3,437	17.0000	Buy
Tonga	06/11/2021	8,523	17.0000	Buy
Tristan Offshore	06/11/2021	5,392	17.0000	Buy
Tristan	06/11/2021	12,648	17.0000	Buy
SMAs	06/14/2021	737	16.9997	Buy
Tonga	06/14/2021	1,828	16.9997	Buy
Tristan Offshore	06/14/2021	2,714	16.9997	Buy
Tristan	06/14/2021	1,157	16.9997	Buy
SMAs	06/14/2021	2,864	17.0000	Buy
Tonga	06/14/2021	7,102	17.0000	Buy
Tristan Offshore	06/14/2021	4,494	17.0000	Buy
Tristan	06/14/2021	10,540	17.0000	Buy
SMAs	06/15/2021	281	16.9995	Buy
Tonga	06/15/2021	696	16.9995	Buy
Tristan Offshore	06/15/2021	441	16.9995	Buy
Tristan	06/15/2021	1,033	16.9995	Buy
SMAs	06/16/2021	275	17.0000	Buy
Tonga	06/16/2021	682	17.0000	Buy
Tristan Offshore	06/16/2021	432	17.0000	Buy
Tristan	06/16/2021	1,013	17.0000	Buy
SMAs	06/17/2021	615	16.9994	Buy
Tonga	06/17/2021	1,526	16.9994	Buy
Tristan Offshore	06/17/2021	966	16.9994	Buy
Tristan	06/17/2021	2,265	16.9994	Buy
SMAs	06/17/2021	1,718	17.0000	Buy
Tonga	06/17/2021	4,262	17.0000	Buy
Tristan Offshore	06/17/2021	2,696	17.0000	Buy
Tristan	06/17/2021	6,324	17.0000	Buy
SMAs	06/18/2021	1,718	16.9814	Buy
Tonga	06/18/2021	4,262	16.9814	Buy
Tristan Offshore	06/18/2021	2,696	16.9814	Buy
Tristan	06/18/2021	6,324	16.9814	Buy
SMAs	06/18/2021	9,235	16.9996	Buy
Tonga	06/18/2021	22,902	16.9996	Buy
Tristan Offshore	06/18/2021	14,489	16.9996	Buy
Tristan	06/18/2021	33,986	16.9996	Buy
SMAs	06/21/2021	81	17.0000	Buy
Tonga	06/21/2021	200	17.0000	Buy
Tristan Offshore	06/21/2021	127	17.0000	Buy
Tristan	06/21/2021	297	17.0000	Buy
SMAs	06/22/2021	343	16.9997	Buy
Tonga	06/22/2021	853	16.9997	Buy
Tristan Offshore	06/22/2021	540	16.9997	Buy
Tristan	06/22/2021	1,266	16.9997	Buy

CUSIP No. 78501P203	Page 6 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 22, 2021

Cannell Capital LLC By: /s/ J. Carlo Cannell Name: J. Carlo Cannell Title: Managing Member

CUSIP No. 78501P203	Page 7 of 8 Pages

Annex "A"

MANAGERS AND GENERAL PARTNERS OF THE REPORTING PERSON AND THE INVESTMENT VEHICLES

The following sets forth the name, principal occupation, citizenship or jurisdiction of organization and principal place of business of the directors, general partners, managing members or controlling persons of the Reporting Person and the Investment Vehicles (the “Covered Persons”) indicated below:

J. Carlo Cannell
Name: Title or Relationship with Reporting Person: Principal Occupation or Employment: Citizenship or Jurisdiction of Organization: Principal Place of Business:	J. Carlo Cannell Managing Member Investment Management Wyoming, United States (1)
Cannell Capital LLC
Name: Title or Relationship with Reporting Person: Principal Occupation or Employment: Citizenship or Jurisdiction of Organization: Principal Place of Business:	J. Carlo Cannell Managing Member Investment Management Wyoming, United States (1)
Tonga Partners, L.P.
Name: Title or Relationship with Reporting Person: Principal Occupation or Employment: Citizenship or Jurisdiction of Organization: Principal Place of Business:	Cannell Capital LLC Investment Adviser and General Partner Investment Management Wyoming, United States (1)
Tristan Partners, L.P.
Name: Title or Relationship with Reporting Person: Principal Occupation or Employment: Citizenship or Jurisdiction of Organization: Principal Place of Business:	Cannell Capital LLC Investment Adviser and General Partner Investment Management Wyoming, United States (1)
Tristan Offshore Fund, Ltd.
Name: Title or Relationship with Reporting Person: Principal Occupation or Employment: Citizenship or Jurisdiction of Organization: Principal Place of Business:	Cannell Capital LLC Investment Adviser Investment Management Cayman Islands (2)

CUSIP No. 78501P203	Page 8 of 8 Pages

Annex "B"

Agreement Regarding the Joint Filing of Schedule 13D

1)	Each of them is individually eligible to use the Schedule 13D to which this Exhibit is attached, and such Schedule 13D is filed on behalf each of them;
2)	Each of them is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Dated:  June 22, 2021

By: /s/ J. Carlo Cannell Name: J. Carlo Cannell
Cannell Capital LLC By: /s/ J. Carlo Cannell Name: J. Carlo Cannell Title: Managing Member